United States
Securities and Exchange Commission
Washington, D.C. 20549

Amendment No. 1

Form N-8A

Notification of Registration
Filed Pursuant to Section 8(a) of the
Investment Company Act of 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Nuveen Unit Investment Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

333 West Wacker Drive, Chicago, Illinois 60606-1286

Telephone Number (including area code):

(312) 917-7700

Name and Address of agent for service of process:

Lucas A. Satre

Nuveen Securities, LLC
333 West Wacker Drive
Chicago, Illinois 60606-1286

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the

Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes X No __

_________________

Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of Chicago and State of Illinois on the 28th day of March 2016.

Nuveen Unit Investment Trust

By:   Nuveen Securities, LLC

Sponsor

By /s/ Scott S. Grace

Name Scott S. Grace

Title Managing Director

Attest:

By /s/ Mark L. Winget

Name Mark L. Winget

Title  Vice President and Assistant Secretary